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Ms. Katherine Wray

Office of Information Technology and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	LogMeIn, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed October 20, 2016 File No. 333-213651

Dear Ms. Wray:

On behalf of LogMeIn, Inc., a Delaware corporation ( “LMI”), we are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated November 7, 2016 with respect to Amendment No. 1 to Registration Statement on Form S-4 filed by LMI on October 20, 2016 (File No. 333-213651) (“Amendment No. 1”).

For the convenience of the Staff’s review, we have set forth below in bold the comments contained in the Staff’s letter, followed by LMI’s responses. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter. Concurrently with this letter, LMI is filing Amendment No. 2 to Form S-4 (“Amendment No. 2”), which includes revisions to Amendment No. 1 in response to the Staff’s comments thereto. LMI is also mailing to the Staff’s attention for its convenience a copy of this letter, together with marked copies of Amendment No. 2 showing the changes to Amendment No. 1.

Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Amendment No. 2.

November 18, 2016

Questions and Answers About the Transactions

What is a Reverse Morris Trust transaction?, page 1

1.	We note this Q&A added in response to prior comment 1. Please revise to include or provide a cross-reference to a discussion of material risks related to the tax-free status of this transaction.

Response: In response to the Staff’s comment, LMI has added cross-references on page 1 of Amendment No. 2 to a discussion of the material tax consequences to Citrix stockholders resulting from the Reverse Morris Trust structure of the Transactions and to a discussion of the material risks that the Distribution, the Merger or both could be taxable to Citrix stockholders or that the Distribution could be taxable to Citrix.

Notes to Unaudited Pro Forma Combined Financial Information, page 181

2.	We note from your added disclosure in response to prior comment 12 that a significant amount of GetGo’s cash is held by their foreign subsidiaries. With the possibility of a cash distribution by GetGo to Citrix as a result of differences in certain actual and target amounts, as described on page 186, tell us whether GetGo will need to repatriate amounts for such a distribution, and if so, whether any related income tax expense will be incurred and should be reflected in the pro form financial statements.

Response:    Citrix and GetGo do not anticipate that any cash distribution will result in a taxable repatriation. Thus, no income tax expense is expected to be incurred and no incremental income tax expense is reflected in the pro forma combined financial statements.

3.	Please provide the calculations that support your current expectation that the incremental adjustment to cash would have been only approximately $0.3 million as noted in prior comment 13 and provide us with a similar calculation as of September 30, 2016. Also, to the extent that the cash adjustment will be impacted by the other target criteria, please explain further how you determined that such amount is factually supportable. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response:    LMI acknowledges the Staff’s comment and has revised the pro forma combined financial statements in Amendment No. 2 to include a pro forma balance sheet adjustment that gives effect to the non-cash working capital adjustment, calculated for this purpose based on the amounts in GetGo’s unaudited combined balance sheet as of September 30, 2016. Please refer to Note 6(b) beginning on page 185.

In response to the Staff’s comment, LMI has also revised the disclosure on pages 3, 102 and 186 in Amendment No. 2 to further clarify the items excluded from the calculation of non-cash working capital, as described in the Merger Agreement.

Provided below is the calculation of the non-cash working capital adjustment that would have been required if the Merger had been consummated on September 30, 2016. The non-cash working capital adjustment is only one of three adjustments to cash of the GoTo Business reflected in the pro forma combined balance sheet, which would result in a net distribution of $37.3 million of cash from GetGo to Citrix immediately prior to consummation of the Merger, if that had occurred on September 30, 2016. The three pro forma adjustments to cash of the GoTo Business are summarized on page 186 of Amendment No. 2.

November 18, 2016

Calculation of Non-Cash Working Capital Adjustment as of September 30, 2016

(Amounts in thousands)
Total current assets, per the GetGo balance sheet as of September 30, 2016		$130,241
Less:	Cash	(74,512)
Less:	Investments	(150)
Plus:	Credit card deposits in transit	2,728
Less:	Tax-related assets	(1,686)

	Adjusted total current assets	$56,621

Total current liabilities, per the GetGo balance sheet as of September 30, 2016		$171,578
Less:	Current portion of deferred revenue	(114,117)
Less:	Specified employee-related accruals	(17,624)
Less:	Tax-related liabilities	(4,826)

	Adjusted total current liabilities	$35,011

	Non-cash working capital, as defined	$21,610

	Bottom of band (i.e., Target amount minus $3,000)	$26,000
	Target amount of non-cash working capital	$29,000
	Top of band (i.e., Target amount plus $3,000)	$32,000

	Shortfall to the target amount of non-cash working capital	$7,390

	(As the non-cash working capital of $21,610 falls below the $26,000 low end of the band, the non-cash working capital adjustment would be $7,390.)

As of September 30, 2016, GetGo’s deferred revenue totaled $119.2 million and did not exceed the target amount of $124.0 million, and GetGo had no indebtedness. As a result, no further adjustment to cash would be required for these two targets if the Merger had been consummated on September 30, 2016.

*****

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 781-434-6626 or Susan L. Mazur at 781-434-6612 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Emily E. Taylor

Emily E. Taylor

of LATHAM & WATKINS LLP

cc:	Mitchell Austin, Securities and Exchange Commission
Melissa Kindelan, Securities and Exchange Commission
Kathleen Collins, Securities and Exchange Commission
William R. Wagner, LogMeIn, Inc.
Michael J. Donahue, LogMeIn, Inc.

November 18, 2016

Christopher S. Hylen, GetGo, Inc. John H. Chory, Latham & Watkins LLP Bradley C. Faris, Latham & Watkins LLP Susan L. Mazur, Latham & Watkins LLP Lisa R. Haddad, Goodwin Procter LLP